EXHIBIT 12.1

SYNOVUS FINANCIAL CORP.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2011
			Years Ended December 31,
(dollars in thousands)			2010		2009		2008		2007		2006
Ratio 1 – Including Interest on Deposits
Earnings:
(Loss) income from continuing operations before income taxes	$(86,510)		(849,170)		(1,605,908)		(660,806)		520,035		638,335
Fixed charges	178,748		342,674		506,873		787,227		1,095,972		895,696

Total	$92,238		(506,496)		(1,099,035)		126,421		1,616,007		1,534,031

Fixed Charges:
Interest on deposits	$138,086		288,327		456,247		667,453		912,472		746,669
Interest on short-term borrowings	850		1,921		3,841		38,577		92,970		72,958
Interest on long-term debt	32,519		44,000		38,791		73,657		84,014		71,050
Portion of rents representative of the interest factor (1/3) of expense	7,293		8,426		7,994		7,540		6,516		5,019

Total fixed charges	$178,748		342,674		506,873		787,227		1,095,972		895,696

Ratio of earnings to fixed charges	0.52	x	(1.48	x)	(2.17	x)	0.16	x	1.47	x	1.71x

Ratio 2 – Excluding Interest on Deposits
Earnings:
(Loss) income from continuing operations before income taxes	$(86,510)		(849,170)		(1,605,908)		(660,806)		520,035		638,335
Fixed charges	40,662		54,347		50,626		119,774		183,500		149,027

Total	$(45,848)		(794,823)		(1,555,282)		(541,032)		703,535		787,362

Fixed Charges:
Interest on short-term borrowings	$850		1,921		3,841		38,577		92,970		72,958
Interest on long-term debt	32,519		44,000		38,791		73,657		84,014		71,050
Portion of rents representative of the interest factor (1/3) of expense	7,293		8,426		7,994		7,540		6,516		5,019

Total fixed charges	$40,662		54,347		50,626		119,774		183,500		149,027

Ratio of earnings to fixed charges	(1.13	x)	(14.62	x)	(30.72	x)	(4.52	x)	3.83	x	5.28x